Exhibit 23(c)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of LegacyTexas Financial Group, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts, rights, and units and to the incorporation by reference therein of our reports dated February 25, 2015, with respect to the consolidated financial statements of LegacyTexas Financial Group, Inc. (formerly ViewPoint Financial Group, Inc.), and the effectiveness of internal control over financial reporting of LegacyTexas Financial Group, Inc. (formerly ViewPoint Financial Group, Inc.), included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

November 16, 2015